FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004

Commission File No.	000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated May 3, 2004 (“TELEFÓNICA MÓVILES INTRODUCES BLACKBERRY® FOR INDIVIDUALS AND SME’s IN SPAIN”)	4

Document 1

[RIM logo omitted]

News Release

May 3, 2004

FOR IMMEDIATE RELEASE

TELEFÓNICA MÓVILES INTRODUCES BLACKBERRY® FOR INDIVIDUALS AND SME's IN SPAIN

Madrid, Spain and Waterloo, Ontario — Telefónica Móviles España (TME) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have introduced the BlackBerry Web Client™ platform to Telefonica’s customers in Spain. The ‘Correo Profesional con BlackBerry®’ service is now available in Spain with BlackBerry 7230™ handhelds. It brings the push-based BlackBerry solution for the mobile management of email to professionals and small- and medium-sized enterprises. Telefónica Móviles first introduced BlackBerry to Spain last year when it launched BlackBerry Enterprise Server™ for corporate use.

The new ‘Correo Profesional con BlackBerry’ service available from Telefónica Móviles is targeted specifically at mobile professionals and SMEs and requires no installation of server software. It allows individuals in Spain to easily integrate up to 10 different email accounts with their BlackBerry handheld, including popular ISP and web-based accounts. Mobile professionals and SMEs signing up for the service also gain an additional email account hosted by MoviStar (the brand name of Telefónica Móviles) with the domain name @movistar.net and a 10 MB mailbox.

The BlackBerry 7230 handheld is designed with an emphasis on both functionality and ergonomics. To facilitate email and SMS communications, it features a full keyboard for easy thumb-typing and a considerably larger color screen than is available on conventional mobile phones. The handheld also features an integrated tri-band phone, a browser for WML and HTML sites and a personal organizer.

About Telefónica Móviles España

Telefónica Móviles España (www.empresa.movistar.com) is the operator of Telefónica Móviles Group in the Spanish market, where it has more than 19.9 million active customers at the end of 2003 and offers a comprehensive portfolio of data services and applications using the latest mobile technologies, including GPRS, MMS and UMTS. Telefónica Móviles, S.A. manages all the Telefónica group’s mobile operations throughout the world. It is one of the world’s largest mobile telephony companies and leader in the Spanish- and Portuguese-speaking mobile telephony market, with an active customer base of 54,3 million. The company reported net profit of euros 1.607,9 billion in the end of 2003. Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker TME.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts:

Telefonica Dirección de Comunicación/Press Office Tel: +34 680 01 86 00 Fax: +34 680 01 78 71 comunicacion@tsm.es

RIM Media Contact Europe: Tilly Quanjer, Senior Communications Manager, RIM +44 (0)1784 223987 tquanjer@rim.net

RIM Media Contact North America: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com

Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor”provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

(Registrant)

Date:	May 3, 2004	By:	/s/ Angelo Loberto

(Signature)
Angelo Loberto
Vice President, Finance